Exhibit 99.2

ASX/Media Release (Code: ASX: PRR; NASDAQ: PBMD)

27 February 2014

PRIMA BIOMED TO PRESENT AT REGEN MED INVESTOR DAY MARCH 26th IN NEW YORK

SYDNEY, AUSTRALIA—Prima BioMed Ltd (ASX: PRR; NASDAQ: PBMD) (“Prima”, “the Company”) will present at the 2nd Annual Regen Med Investor Day to be held Wednesday, March 26, 2014 in New York City.

Organized by the Alliance for Regenerative Medicine (ARM) in partnership with leading financial firms Maxim Group and Piper Jaffray, this one-day investor conference focuses exclusively on the regenerative medicine and advanced therapies sector. The event includes clinical and commercial experts who will be on-hand to address specific questions regarding the outlook for the industry, as well as offer insight into how regenerative medicine products could impact the standard of care in key therapeutic areas. The program will include talks by key opinion leaders in the industry, life science investment experts and analysts as well as presentations by more than 30 leading companies from across the globe.

The following are specific details regarding Prima’s presentation:

Event:	ARM’s Regen Med Investor Day

Date:	March 26, 2014

Time:	1:15 p.m. U.S. Eastern Standard Time

Location:	Metropolitan Club, One East 60th Street, New York, NY 10022

A live-streaming webcast of all panels and company presentations will be available at: http://www.arminvestorday.com/webcast and will be published on the event’s website shortly after the conference.

Attendance at this event is for credentialed investors and members of the media only. If you are interested in attending, please contact Laura Parsons at lparsons@alliancerm.org. Please visit http://www.arminvestorday.com for more information.

About Prima BioMed

Prima BioMed is a globally active leader in the development of personalized immunocellular therapeutic products for the treatment of cancer. Prima is dedicated to leveraging its

Prima BioMed Ltd, Level 7, 151 Macquarie Street, Sydney NSW 2000

Phone: +61 2 9276 1224 Fax: +61 2 9276 1284

www.primabiomed.com.au     ABN: 90 009 237 889

technology and expertise to bring innovative treatment options to market for patients and to maximize value to shareholders. Prima’s lead product is CVac™, an autologous dendritic cell-based product currently in clinical trials. www.primabiomed.com.au

About the Alliance for Regenerative Medicine

The Alliance for Regenerative Medicine (ARM) is a Washington, DC-based multi-stakeholder advocacy organization that promotes legislative, regulatory and reimbursement initiatives necessary to facilitate access to life-giving advances in regenerative medicine and advanced therapies. ARM also works to increase public understanding of the field and its potential to transform human healthcare, providing business development and investor outreach services to support the growth of its member companies and research organizations. Prior to the formation of ARM in 2009, there was no advocacy organization operating in Washington, DC to specifically represent the interests of the companies, research institutions, investors and patient groups that comprise the entire regenerative medicine community. Today ARM has more than 150 members and is the leading global advocacy organization in this field. To learn more about ARM or to become a member, visit www.alliancerm.org.

For further information please contact:

USA Investor/Media:

Ms. Jessica Brown, Prima BioMed Ltd.

+1 (919) 710-9061; jessica.brown@primabiomed.com.au

Australia Investor/Media:

Mr. James Moses, Mandate Corporate

+61 (0) 420 991 574; james@mandatecorporate.com.au

Europe Investor/Media:

Mr. Axel Mühlhaus, edicto GmbH

+49 (0) 69 905505-52; amuehlhaus@edicto.de

Prima BioMed Ltd, Level 7, 151 Macquarie Street, Sydney NSW 2000

Phone: +61 2 9276 1224 Fax: +61 2 9276 1284

www.primabiomed.com.au     ABN: 90 009 237 889